CMG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash and cash equivalents	$	561,540
Deposit with clearing firm		4,123,545
Due from clearing firm		3,298,246
Fixed assets, net of accumulated depreciation of $70,115		17,853
Prepaid expense		17,815
Total assets	$	8,018,999

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	548,589
Total liabilities		548,589
Member's Equity		7,470,410
Total liabilities and member's equity	$	8,018,999